DODGE & COX STOCK FUND

as of 9/30/08

Fund Performance*
Unannualized Total Returns - 9/30/08				Average Annual Total Returns - 9/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-13.51%	-12.11%	-16.04%	-26.05%	-29.59%	-3.30%	5.43%	8.90%	11.90%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	9/30/2008
Stocks	97.4%
Fixed-Income Securities	0.0%
Cash Equivalents	2.6%

General Statistics	9/30/2008
Total Net Assets	$45,322,357,268
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.52%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	20%
30-day SEC yield**	1.55%
Share Price	$97.44
Stocks	80
Fixed-Income Securities	0
Total Number of Securities	80
Number of Shareholder Accounts	230,742

Ten Largest Holdings (% of Fund) ***
Hewlett-Packard Co.	5.3%
Comcast Corp.	5.0%
Novartis AG (Switzerland)	3.3%
Time Warner, Inc.	3.0%
Sanofi-Aventis (France)	3.0%
Capital One Financial Corp.	3.0%
GlaxoSmithKline PLC (United Kingdom)	2.9%
Amgen, Inc.	2.7%
General Electric Co.	2.6%
Wells Fargo & Co.	2.6%

Total	33.4%

Latest Distribution
$0.440 Income Dividend
Record Date 9/25/08, Ex-Dividend Date 9/26/08,
Reinvestment Date 9/26/08, Payable Date 9/29/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years.

Equity Characteristics	9/30/2008
P/E Ratio (forward 12 month)	11.2x
P/E Ratio (trailing 12 month)	12.0x
Dividend Yield	2.9%
Price to Book Value (trailing 12 month)	1.3x
Market Cap (weighted average)	$66 billion
Market Cap (average)	$40 billion
Market Cap (median)	$17 billion
Market Cap. (>$10B)	87.9%
Market Cap. ($1-$10B)	12.0%
Market Cap. ($0.25-$1B)	0.1%
5 year EPS growth (historical)	14.8%
Beta (monthly returns, trailing 10 year)	0.81
U.S. $ denominated foreign stocks (% of Fund)	19.2%

Sector Diversification (% of Fund)
Health Care	24.0%
Consumer Discretionary	20.7%
Information Technology	17.8%
Financials	13.6%
Energy	7.9%
Industrials	6.1%
Materials	3.1%
Consumer Staples	2.8%
Telecommunication Services	1.4%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX GLOBAL STOCK FUND

as of 9/30/08

Fund Performance*
Unannualized Total Returns - 9/30/08				Average Annual Total Returns - 9/30/08
1 Month	3 Months	6 Months	Since Inception^	1 year	2 years	3 years	5 years	10 years
-18.46%	-19.11%	N/A	-29.30%	N/A	N/A	N/A	N/A	N/A
			^05/01/08

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of U.S. and non-U.S. companies.

Asset Allocation	9/30/2008
Stocks	97.1%
Fixed-Income Securities	0.0%
Cash Equivalents	2.9%

General Statistics	9/30/2008
Total Net Assets	$398,276,114
Expense Ratio (5/1/08 to 6/30/08, annualized)	0.87%
Portfolio Turnover Rate (5/1/08 to 6/30/08, unannualized)	1%
30-day SEC Yield**	1.60%
Share Price	$7.07
Stocks	83
Fixed-Income Securities	0
Total Number of Securities	83
Number of Shareholder Accounts	9,719

Ten Largest Holdings (% of Fund) ***
Hewlett-Packard Co. (United States)	3.1%
Credit Suisse Group AG (Switzerland)	2.8%
Royal Bank of Scotland Group PLC (United Kingdom)	2.5%
Capital One Financial Corp. (United States)	2.5%
Novartis AG (Switzerland)	2.5%
Amgen, Inc. (United States)	2.5%
Nokia Oyj (Finland)	2.3%
Comcast Corp. (United States)	2.2%
Sony Corp. (Japan)	2.1%
Occidental Petroleum Corp. (United States)	2.1%

24.6%

Region Diversification (% of Fund)
United States	40.6%
Europe (excluding United Kingdom)	33.1%
United Kingdom	8.0%
Japan	5.5%
Africa	3.4%
Pacific (excluding Japan)	3.1%
Latin America	3.0%
Canada	0.4%

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Mexico, Russia
South Africa, South Korea, Thailand, Turkey	13.0%

Number of Countries Represented in Fund	24

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Global Investment Policy Committee, whose six members' average tenure at Dodge & Cox is 18 years.

Characteristics	9/30/2008
P/E Ratio (forward 12 month)	9.1x
P/E Ratio (trailing 12 month)	10.2x
Price to Book Value (trailing 12 month)	1.1x
Market Cap. (weighted average)	$54 billion
Market Cap. (median)	$24 billion
Market Cap. (>$10B)	82.9%
Market Cap. ($1-$10B)	17.1%
Market Cap. ($0.25-$1B)	0.0%
Dividend Yield	3.2%
U.S. $ denominated stocks (% of Fund)	55.9%

Sector Diversification (% of Fund)
Financials	22.4%
Consumer Discretionary	14.5%
Health Care	14.1%
Information Technology	13.3%
Energy	10.0%
Materials	8.4%
Industrials	7.6%
Consumer Staples	3.7%
Telecommunication Services	3.1%

Country Diversification (% of Fund)
United States	40.6%	Spain	1.6%
United Kingdom	8.0%	Norway	1.4%
France	7.8%	Russia	1.2%
Switzerland	7.3%	Austria	1.1%
Japan	5.5%	South Korea	1.0%
South Africa	3.4%	Indonesia	1.0%
Netherlands	3.2%	Brazil	0.9%
Germany	2.5%	India	0.5%
Turkey	2.5%	Sweden	0.5%
Finland	2.3%	Canada	0.4%
Mexico	2.1%	Thailand	0.4%
Italy	1.7%	Hong Kong	0.2%

Next Distribution
Record Date 12/19/08, Ex-Dividend Date 12/22/08,
Reinvestment Date 12/22/08, Payable Date 12/23/08

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 9/30/08

Fund Performance*
Unannualized Total Returns - 9/30/08				Average Annual Total Returns - 9/30/08
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
-14.29%	-18.50%	-19.19%	-27.90%	-28.37%	-10.27%	2.55%	13.18%	9.22%
								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	9/30/2008
Stocks	97.0%
Fixed-Income Securities	0.0%
Cash Equivalents	3.0%

General Statistics	9/30/2008
Total Net Assets	$38,539,635,766
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.65%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	13%
30-day SEC Yield**	2.19%
Share Price	$33.18
Stocks	95
Fixed-Income Securities	0
Total Number of Securities	95
Number of Shareholder Accounts	389,414

Ten Largest Holdings (% of Fund) ***
Novartis AG (Switzerland)	3.8%
HSBC Holdings PLC (United Kingdom)	3.0%
Royal Bank of Scotland Group PLC (United Kingdom)	3.0%
Sanofi-Aventis (France)	2.9%
GlaxoSmithKline PLC (United Kingdom)	2.6%
Credit Suisse Group AG (Switzerland)	2.5%
Schneider Electric SA (France)	2.3%
Bayer AG (Germany)	2.3%
Standard Bank Group, Ltd. (South Africa)	2.1%
Grupo Televisa SA (Mexico)	2.0%

26.5%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	42.7%
Japan	18.1%
United Kingdom	13.0%
Latin America	6.3%
United States	6.2%
Pacific (excluding Japan)	5.7%
Africa	4.4%
Middle East	0.4%
Canada	0.2%

Emerging Markets (% of Fund)
Brazil, India, Indonesia, Israel, Mexico, Russia
South Africa, South Korea, Thailand, Turkey	19.7%

Number of Countries Represented in Fund	26

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 19 years.

Characteristics	9/30/2008
P/E Ratio (forward 12 month)	9.1x
P/E Ratio (trailing 12 month)	10.0x
Price to Book Value (trailing 12 month)	1.3x
Market Cap. (weighted average)	$48 billion
Market Cap. (median)	$11 billion
Market Cap. (>$10B)	75.3%
Market Cap. ($1-$10B)	23.9%
Market Cap. ($0.25-$1B)	0.8%
Dividend Yield	3.6%
Beta (monthly returns, trailing 5 year)	1.00
U.S. $ denominated stocks (% of Fund)	28.8%

Sector Diversification (% of Fund)
Financials	27.1%
Consumer Discretionary	15.3%
Information Technology	12.8%
Health Care	12.6%
Energy	8.7%
Industrials	8.1%
Materials	6.8%
Consumer Staples	2.9%
Telecommunication Services	2.7%

Country Diversification (% of Fund)
Japan	18.1%	South Korea	1.7%
United Kingdom	13.0%	Spain	1.6%
France	11.2%	Norway	1.6%
Switzerland	8.3%	Sweden	1.5%
Germany	7.2%	Russia	1.5%
United States	6.2%	India	1.1%
South Africa	4.4%	Thailand	1.1%
Mexico	4.3%	Hong Kong	1.0%
Netherlands	3.1%	Indonesia	0.7%
Turkey	2.5%	Austria	0.7%
Brazil	2.0%	Israel	0.4%
Italy	1.8%	Canada	0.2%
Finland	1.7%	Singapore	0.1%

Latest Distribution

$1.260 Income Dividend, $0.343 ST Cap. Gain, $1.158 LT Cap. Gain

Record Date 12/27/07, Ex-Dividend Date 12/28/07,

Reinvestment Date 12/28/07, Payable Date 12/31/07

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 9/30/08

Fund Performance*
Unannualized Total Returns - 9/30/08				Average Annual Total Returns - 9/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-11.44%	-10.43%	-13.63%	-20.56%	-22.81%	-2.06%	4.08%	7.54%	10.39%

Objective

The Fund seeks regular income, conservation of principal

and an opportunity for long-term growth of principal and income.

Asset Allocation	9/30/2008
Stocks	71.3%
Fixed-Income Securities	27.2%
Cash Equivalents	1.5%

General Statistics	9/30/2008
Total Net Assets	$19,004,515,618
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.53%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	18%
30-day SEC yield**	3.23%
Share Price	$61.78
Stocks	80
Fixed-Income Securities	285
Total Number of Securities	365
Number of Shareholder Accounts	146,071

Ten Largest Equity Holdings (% of Fund) ***
Hewlett-Packard Co.	3.9%
Comcast Corp.	3.6%
Novartis AG (Switzerland)	2.3%
Capital One Financial Corp.	2.3%
Time Warner, Inc.	2.2%
Sanofi-Aventis (France)	2.2%
GlaxoSmithKline PLC (United Kingdom)	2.2%
Wells Fargo & Co.	2.0%
Amgen, Inc.	2.0%
General Electric Co.	2.0%

Total	24.7%

Latest Distribution
$0.480 Income Dividend
Record Date 9/25/08, Ex-Dividend Date 9/26/08,
Reinvestment Date 9/26/08, Payable Date 9/29/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710

No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa)

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 23 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 15 years.

Equity Portfolio Characteristics	9/30/2008
P/E Ratio (forward 12 month)	11.2x
P/E Ratio (trailing 12 month)	12.0x
Dividend Yield	2.9%
Price to Book Value (trailing 12 month)	1.3x
Market Cap. (weighted average)	$66 billion
Market Cap. (average)	$40 billion
Market Cap. (median)	$17 billion
Market Cap. (>$10B)	87.7%
Market Cap. ($1-$10B)	12.3%
Market Cap. ($0.25-$1B)	0.0%
5 year EPS growth (historical)	14.7%
Beta (quarterly returns, trailing 10 year)	0.87
U.S. $ denominated foreign stocks (% of Fund)	13.8%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Health Care	17.6%	24.7%
Consumer Discretionary	15.2%	21.3%
Information Technology	13.0%	18.2%
Financials	10.2%	14.2%
Energy	5.7%	8.0%
Industrials	4.4%	6.1%
Materials	2.2%	3.2%
Consumer Staples	2.0%	2.8%
Telecommunication Services	1.0%	1.5%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 9/30/08

Ten Largest Fixed-Income Holdings (% of Fund) ***
General Electric Co., 2.931%, 11/1/12	0.9%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.9%
Xerox Corp., 6.875%, 8/15/11	0.7%
Wachovia Corp., 2.929%, 4/23/12	0.6%
Ford Motor Credit Co., 7.375%, 2/1/11	0.6%
Fannie Mae 30 Year, 6.00%, 4/1/35	0.6%
Fannie Mae 30 Year, 6.00%, 6/1/35	0.6%
GMAC, LLC, 6.875%, 9/15/11	0.5%
Freddie Mac Gold 30 Year, 6.50%, 12/1/32	0.5%
GMAC, LLC, 8.00%, 11/1/31	0.4%

Total	6.3%

Five Largest Corporate Fixed-Income Issuers (% of Fund) ***
HCA, Inc.	1.0%
Ford Motor Credit Co.	1.0%
GMAC, LLC	1.0%
General Electric Co.	0.9%
Wachovia Corp.	0.8%

Total	4.7%

Duration Diversification (% of fixed-income portfolio)			9/30/2008
Years		Years
0-1	12.8%	6-7	4.9%
1-2	10.3%	7-8	2.7%
2-3	19.4%	8-9	0.5%
3-4	12.9%	9-10	4.5%
4-5	15.7%	10 and over	2.9%
5-6	13.4%

Maturity Diversification (% of fixed-income portfolio)			9/30/2008
Years		Years
0-1	0.6%	7-8	9.1%
1-2	3.5%	8-9	4.3%
2-3	21.7%	9-10	2.3%
3-4	12.0%	10-15	1.7%
4-5	9.1%	15-20	1.1%
5-6	12.8%	20-25	7.4%
6-7	12.3%	25 and over	2.1%

Fixed-Income Portfolio Characteristics	9/30/2008
Yield to Maturity (weighted average)	8.48%
Coupon (weighted average)	6.09%
Effective Maturity (weighted average)	6.8 years
Effective Duration	3.9 years
Average Quality (weighted average)	Aa3
U.S. $ denominated foreign bonds (% of Fund)	0.6%

Quality Diversification (% of fixed-income portfolio)	9/30/2008
U.S. Treasury	0.0%
Government Agency	50.4%
Aaa	3.8%
Aa	8.5%
A	6.4%
Baa	16.5%
Ba	2.8%
B	7.8%
Caa	3.8%

Sector Diversification (% of fixed-income portfolio)	9/30/2008
U.S. Treasuries and Government Related	4.9%
Mortgage Backed Pass-Through Securities	41.2%
Collateralized Mortgage Obligations	4.3%
Asset-Backed	0.5%
Industrials	22.1%
Financials	21.7%
Transportation	5.3%

***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 9/30/08

Fund Performance*
Unannualized Total Returns - 9/30/08				Average Annual Total Returns - 9/30/08
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
-3.77%	-3.77%	-4.08%	-3.54%	-2.26%	2.26%	2.58%	4.89%	N/A

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	9/30/2008
Preferred Stocks	0.0%
Fixed-Income Securities	97.5%
Cash Equivalents	2.5%

General Statistics	9/30/2008
Total Net Assets	$14,902,721,930
Expense Ratio (1/1/08 to 6/30/08, annualized)	0.44%
Portfolio Turnover Rate (1/1/08 to 6/30/08, unannualized)	10%
30-day SEC yield**	6.84%
Share Price	$11.58
Stocks	0
Fixed-Income Securities	478
Total Number of Securities	478
Number of Shareholder Accounts	153,582

Ten Largest Holdings (% of Fund) ***
Freddie Mac Gold 30 Year, 6.50%, 3/1/38	2.3%
U.S. Treasury Notes, 3.125%, 10/15/08	2.2%
U.S. Treasury Notes, 3.625%, 7/15/09	2.0%
Fannie Mae 30 Year, 7.00%, 12/1/37	1.4%
Ford Motor Credit Co., 7.375%, 2/1/11	1.4%
GMAC, LLC, 6.875%, 9/15/11	1.3%
Fannie Mae 30 Year, 5.50%, 8/1/35	1.2%
SLM Student Loan Trust, 2.80%, 7/25/17	1.2%
Time Warner, Inc., 7.625%, 4/15/31	1.2%
Fannie Mae 30 Year, 6.50%, 5/1/38	1.1%

Total	15.3%

Five Largest Corporate Issuers (% of Fund) ***
Ford Motor Credit Co.	2.5%
HCA, Inc.	2.5%
Wachovia Corp.	2.3%
Time Warner, Inc.	2.1%
Xerox Corp.	1.9%

Total	11.3%

Duration Diversification			9/30/2008
Years		Years
0-1	15.3%	6-7	6.8%
1-2	9.6%	7-8	2.8%
2-3	17.5%	8-9	0.1%
3-4	8.4%	9-10	3.2%
4-5	22.6%	10 and over	3.4%
5-6	10.3%

Latest Distribution

$0.170 Income Dividend

Record Date 9/25/08, Ex-Dividend Date 9/26/08,

Reinvestment Date 9/26/08, Payable Date 9/29/08

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Registered in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands N. Mariana Islands, America Samoa)

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 15 years.

Characteristics (cash included)	9/30/2008
Yield to Maturity (weighted average)	7.26%
Coupon (weighted average)	5.84%
Current Yield	6.38%
Effective Maturity (weighted average)	6.2 years
Effective Duration	3.8 years
Average Quality (weighted average)	Aa2
U.S. $ denominated foreign bonds (% of Fund)	1.5%

Sector Diversification	9/30/2008
Cash Equivalents	2.5%
U.S. Treasuries and Government Related	8.0%
Mortgage Backed Pass-Through Securities	46.6%
Collateralized Mortgage Obligations	3.4%
Asset-Backed	2.2%
Industrials	19.7%
Financials	14.4%
Transportation	3.2%

Quality Diversification	9/30/2008
U.S. Treasury	5.2%
Government Agency	52.7%
Aaa	2.4%
Aa	6.4%
A	7.5%
Baa	13.8%
Ba	2.2%
B	4.8%
Caa	2.5%
Cash Equivalents	2.5%

Maturity Diversification			9/30/2008
Years		Years
0-1	8.1%	7-8	9.0%
1-2	3.3%	8-9	4.7%
2-3	14.7%	9-10	5.0%
3-4	16.1%	10-15	1.0%
4-5	5.8%	15-20	1.0%
5-6	12.7%	20-25	5.4%
6-7	11.4%	25 and over	1.8%

*	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
**	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
***	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.